Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated March 22, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __T__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __T__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains the following:-

1. News release dated February 21, 2002 entitled "VODAFONE STAFF CATCH THE EARLY BUS TO WORK".

2. News release dated February 22, 2002 entitled "VODAFONE UK AND WORLDPAY TRIAL "M-WALLET" SERVICES".

3. News release dated February 25, 2002 entitled "VODAFONE – WHERE QUALITY COMES FIRST".

4. News release dated February 27, 2002 entitled "VODAFONE STATEMENT REGARDING JAPAN TELECOM FORECASTS".

5. News release dated February 28, 2002 entitled "VODAFONE PRESENTATION ON J-PHONE".

6. News release dated March 4, 2002 entitled "VODAFONE RECEIVES EUR 3.657bn FOR SALE OF INTEREST IN ATECS".

7. News release dated March 7, 2002 entitled "THE BILL WITHOUT COPPERS".

8. News release dated March 12, 2002 entitled "VODAFONE SIGNS SIEMENS AS GLOBAL LOCATION ENABLING SERVER SUPPLIER".

9. News release dated March 14, 2002 entitled "VODAFONE AND T-MOBILE ANNOUNCE INTERPERABLE MOBILE PAYMENT PLATFORM INITIATIVE".

10. News release dated March 14, 2002 entitled "VODAFONE REVS UP THIS SEASON WITH GRAND PRIX ON THE FONE!".

This report on 6-K contains Stock Exchange Announcements dated March 12, 2002 and March 13, 2002.

news release vodafone

2002/015
21 February 2002

VODAFONE STAFF CATCH THE EARLY BUS TO WORK

Staff who work at Vodafone's Newbury headquarters will soon be the first in the UK's private sector to enjoy an easier journey to work by having access to real time information on the progress of the company's own shuttle buses around the town.

By summer 2002, Vodafone's fleet of buses will each be equipped with a Global Positioning Satellite (GPS) unit which will continually transmit and update the buses' progress around town via Vodafone's General Packet Radio Service (GPRS). This information is automatically collated and processed by the ACIS BusNet system. Staff wanting information about the buses can access the information on their PCs, or will be able to send a text message to a Vodafone 'short code' number which will text them back with bus details. Ultimately the system will receive and recognize the caller's bus stop location short code and then information will be sent on the relevant sequence of buses coming their way.

Vodafone UK's Property Director, Mike Newens commented: "Vodafone is determined to help ease the Newbury traffic and parking problems by introducing innovative and practical solutions to help staff out of their cars. This scheme is clearly groundbreaking but it should be seen as one more of the initiatives in our Travel Plan, which includes financial incentives to staff who choose not to use a parking space, an on-line car sharing solution and measures to encourage more cycle and motorcycle use."

Vodafone is keen for this innovation to be adopted by others and is therefore also selling this tracking and information solution to the public and private sectors through its corporate sales channels under the name VoRTIS.

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For further information contact:
Libby Pritchard or Funke Madariola
At the Vodafone Group Press Office
Telephone: 07000 500100
Email: press.office@vodafone.com

NOTES TO EDITORS:

Vodafone is Newbury's largest employer, with more than 3,500 staff based in the town. Currently Vodafone's Newbury operation is spread over more than 60 buildings, which necessitates movement of staff between buildings during the day by bus as well as lunchtime excursions into the town. Parking facilities at some of the locations are limited which has also lead to the implementation of a 'park and ride' service.

Vodafone is currently building a new World Headquarters on the edge of Newbury which also has limited parking spaces and the first occupation of these buildings will begin later in the year.

2001/016
22 February 2002

VODAFONE UK AND WORLDPAY TRIAL "M-WALLET" SERVICES

Vodafone UK and WorldPay, the global leader in multi-currency secure payment processing, today announces that they are working together to trial "m-wallet" payment services in the UK.

For the UK trial, WorldPay is providing the payment-processing element of the "m-wallet" service. Payments on the Vodafone UK "m-wallet" trial are made through established payment instruments such as credit and debit cards, which will enable trial customers to purchase goods using their mobile device. The customer's payment and address details are provided at registration and kept in a secure "wallet" on the Vodafone UK network. When purchasing goods, trialists do not need to have their credit or debit card with them, as they only need to enter their PIN number, adding significant convenience to the payment process.

"Vodafone is committed to make its mobile payment services as secure, convenient and attractive as possible for its customers. Vodafone believes that the best way to achieve this aim is to work with organisations that have a wealth of experience in the provision of payment services. The agreement with WorldPay is an example of how Vodafone is working with leading organisations to provide the best possible services for its customers," said Gavin Darby, Chief Operating Officer at Vodafone UK.

Nick Ogden, Chief Executive Officer at WorldPay, commented: "We are delighted to be working with Vodafone on the trials of m-wallet in the UK and are actively recruiting merchants for the trial. The service will appeal to both merchants looking to increase the choice of shopper payment, and to shoppers wanting to quickly secure goods".

Vodafone UK is set to introduce "m-wallet" commercial services in the UK later this year.

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For further information contact:
Janine Young or Lucy Rich
At the Vodafone Group Press Office
Telephone: 07000 500100

NOTES TO EDITORS:

Vodafone is currently trialling a global "m-wallet" in the UK, Germany and Italy.

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries.

WORLDPAY

WorldPay (www.worldpay.com) was founded in 1993 and throughout its history has consistently developed innovative and secure Internet-based products and services.

Today, as the globally acknowledged and trusted leader in secure, multilingual and multi-currency Internet payment solutions, WorldPay enables over 13,000 customers in 115 countries to sell to shoppers around the globe - in the language and currency of their choice.

At WorldPay's virtual mall, www.shopatworldpay.com, thousands of retailers from around the globe are open for business, 24 hours a day, seven days a week and searchable by category, name or location.

WorldDirect, WorldPay's multi-currency payment system is integrated to all the leading eCommerce storebuilding applications, including its own Click and Build. Other WorldPay services include repeat billing solution FuturePay.

Through its unique Guarantee, WorldPay makes international online transactions easy, safe and reliable by offering online businesses protection against card fraud, and shoppers peace of mind that they are buying with confidence from WorldPay Guaranteed online stores.

news release vodafone

2002/017
25 February 2002

VODAFONE – WHERE QUALITY COMES FIRST

Vodafone UK, a member of the world's largest mobile community, is the first UK mobile operator to have succesfully had its ISO 9001 registration upgraded from the 1994 to 2000 version. This British Standards Institution quality certification covers Vodafone UK's Quality Management System for its entire business including network operations, sales and marketing, customer service and support functions.

"Quality is the foundation of our passion for our customers," commented Gavin Darby, Vodafone's UK Chief Operating Officer. "We believe that the top place results achieved by Vodafone in OFTEL's customer satisfaction and network coverage surveys at the end of last year were helped by our implementation of ISO 9001."

Nick Moy Managing Director BSI Management Systems commented: "Many organisations, such as Vodafone, are finding that ISO 9001:2000 better connects the Quality Management Systems with their business processes, helping them to achieve their business objectives such as customer satisfaction and network quality. The close partnership created between Vodafone and the BSI has helped to achieve this commendable certification. At Vodafone there is clearly commitment to quality right through the organisation."

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High resolution photos are available to the media free of charge at <u>www.newscast.co.uk</u> (tel: 0207 608 1000).

For further information contact:
Libby Pritchard
At the Vodafone Group Press Office
Telephone: 07000 500 100
E-mail: press.office@vodafone.com

news release

vodafone

2001/018
27 February 2002

VODAFONE STATEMENT REGARDING JAPAN TELECOM FORECASTS

Vodafone Group Plc ("Vodafone") announces that the revised financial forecasts published today by its subsidiary JAPAN TELECOM Co., Ltd. ("Japan Telecom"), for the year ending 31 March 2002, will have no material impact on the results of Vodafone.

The revised forecasts for Japan Telecom reflect an expected improvement in group revenue and operating profit, principally through better than expected performance in J-Phone Co., Ltd. offset by exceptional costs which comprise write downs in the carrying value of certain Japan Telecom investments and costs incurred in refinancing the Japan Telecom group's debt.

As Japan Telecom was acquired by the Vodafone Group in the current financial year, these exceptional items will be reflected in the acquired net assets of the Japan Telecom group and therefore will not impact the operating results of Vodafone.

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For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

2002/019
28 February 2002

VODAFONE PRESENTATION ON J-PHONE

The management of J-Phone Vodafone ("J-Phone"), a subsidiary of Vodafone Group Plc ("Vodafone"), will today provide an overview of J-Phone to analysts and investors in London. The presentation will be introduced by Sir Christopher Gent, who will also confirm that there are no changes to the statements made at the Interim Results in November 2001, regarding Vodafone's expected performance in the second half of the current financial year or for the year to March 2003.

The presentation will include an overview of the Japanese mobile market, the J-Phone organisation, J-Phone's wireless Internet activities and plans for 3G services together with a review of key performance indicators and cost efficiency initiatives.

Darryl Green, J-Phone President, and John Durkin, Chief Financial Officer, will outline their strategy to create additional shareholder value by realising the full potential of J-Phone through long term growth and margin improvement, through:

Driving and securing the top line through customer growth and market share gain, effective management of churn, brand repositioning and building corporate sales; and

Building on data innovation through data APRU growth by building on the success and innovation of the J-Sky portal and Sha-mail; and

Pushing value to the bottom line by rationalising handset procurement, channel incentives and subsidies together with improving capital expenditure discipline; and

Securing the future through the launch of 2.5G and 3G networks; and

Aligning the organisation by driving synergies from merging the J-Phone operating companies into one and establishing a new leadership team; and

Leveraging membership of the Vodafone Group by benefiting from global procurement, sharing best practice, research and development collaboration and a global network.

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For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

news release vodafone

2002/020

4 March 2002

VODAFONE RECEIVES EUR 3.657bn FOR SALE OF INTEREST IN ATECS

Vodafone Group Plc ("Vodafone") announces today that its subsidiary Vodafone AG has received EUR 3.657 billion (approximately £2.2 billion) from Siemens AG on closure of the sale of its 50% less two shares interest in the Atecs Mannesmann engineering and automotive businesses.

– ends –

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Jon Earl, Senior Investor Relations Manager

Darren Jones, Senior Investor Relations Manager

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel: +44 (0) 20 7600 2288

news release vodafone

2002/021

7 March 2002

THE BILL WITHOUT COPPERS

It happens once a month to 31% of 16-21 year old women, and it's a highly pleasurable, mood-enhancing, sociable experience. Surprisingly, it also happens to 23% of men.

We're talking about downloads of ringtones to mobile phones. In a world where the mobile-free are a minority, the urge to personalise one of contemporary life's essentials is strong.

Now – whether it's securing the squeaky clean tones of Westlife, or the smooth but criminal sound of Alien Ant Farm - **Vodafone UK** has introduced a new way to pay for ringtones and other low-cost online goods which marks a significant step in the evolution of the mobile market.

With **Vodafone m-pay bill**, customers don't need a credit card or even a bank account, they can simply charge all sorts of online goods like PC games, web video clips and ringtones to their Vodafone mobile phone.

Users can register at **www.vodafone.co.uk** with a few simple personal details. Then, when shopping online where the Vodafone m-pay bill logo is visible on-screen, customers can click on the button, input their username and password, and the cost of the item is automatically added to their monthly bill or subtracted from the available credit on their pay as you talk mobile phone.

There could be no better time to bring out the Vodafone m-pay bill, with ringtone purchases running at record levels. No fewer than 83% of 16-21 year olds have downloaded a ringtone or logo at some stage. Though it's tough drawing up hard and fast lines, there are some clear male/female and north/south divides.

Those cool, sophisticated, style-conscious southern guys tend to do it because it suits their mood, whilst women are more interested in expressing their personality. Men south of the Watford Gap are opting for image (downloading film themes and brand logos), whilst a Sheffield sample shows a distinct preference for football and band logos. When women choose to personalise their handsets, their preference is for pop and cartoons.

"Our customers are more likely to carry their mobile phone around with them than their wallet or handbag, so mobile payment services were the obvious next step," says Gavin Darby, Chief Operating Officer of Vodafone UK. "We believe in providing our customers with the greatest possible choice of services. With Vodafone m-pay bill our customers will be able to buy a huge variety of new digital content."

Currently, Vodafone m-pay bill extends to all kinds of online digital items, up to the sum of £5.00, filling the gap in the market not met by other payment schemes. Users will be able to "m-pay" for e-mail alerts, financial information, games, location services, music and video clips, news, sports information and highlights, ticket booking, weather and travel information and reservations. Vizzaviis boasting all kinds of ringtones, logos and information alerts, while Boltblue has a special offer on a chart music ringtone package when buying with Vodafone m-pay bill.

For WAP users the service is even more flexible – surf a WAP site, see what you want, use a Vodafone m-pay bill, and it's all yours, instantly, on the move.

There's a proliferation of sites providing tones and logos, many with regularly up-dated top tens. Currently – according to Vizzavi – Westlife "World of Our Own" tops the chart. Clearly, though, there's a grunge component in the ringtone market, with Alien Ant Farm's "Movies" showing strongly at number eight.

Vodafone m-pay bill is the latest in a long line of pioneering m-services introduced by Vodafone UK over the last decade, following the successful text messaging information services and mobile banking. Vodafone m-pay bill is the first in a range of mobile payment services to be introduced this year.

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For further information please contact:

Bryony Clow

At the Vodafone UK Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

2002/022
12 March 2002

VODAFONE SIGNS SIEMENS AS GLOBAL LOCATION ENABLING SERVER SUPPLIER

Vodafone Group Plc announces today that its subsidiary, Vodafone Global Products and Services Limited ("Vodafone"), has signed an agreement with Siemens to supply a global location enabling server platform.

The location enabling platform will allow Vodafone and third parties to create location enabled applications. The platform is a gateway through which applications gain access to the current location of a customer's mobile device. Third parties will be able to access location information through the platform via its sophisticated application provider management capability. In addition to the position of the mobile device, application providers are offered a comprehensive range of value-added "geo-toolbox" facilities, such as maps, addresses and routing information, provided by MapInfo Corp., to create compelling location enabled services.

A key feature of the platform is its ability to support Vodafone customers when roaming. Customers will be able to access the same location enabled services as seamlessly and as easily as they do in their home networks when travelling. The combined features of Vodafone's location enabling platform will allow the development of an increasing number of valuable applications to Vodafone's customers.

Importantly, Vodafone's location enabling platform will allow customers to control the identification of their location. Customers will be able to choose how, when and whether they may be located by applications, which range from "Find my nearest...", to "Friends Finder" to corporate asset tracking solutions.

Vodafone is currently rolling out its location enabling platform in the UK and Germany. Services in a number of other European Vodafone operators will follow in the next few months.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

"Location enabled services offer a unique opportunity to enhance the value of our customers' mobile devices by delivering services and information based on their location.

"Our global platform will not only allow us to deliver services globally but also to offer a standard interface for application developers across all Vodafone networks. This will open up mobile enablement for applications and businesses alike."

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For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

news release vodafone

2002/023
14 March 2002

VODAFONE AND T-MOBILE ANNOUNCE INTEROPERABLE MOBILE PAYMENT PLATFORM INITIATIVE

Vodafone Group Plc ("Vodafone") and T-Mobile International AG ("T-Mobile") today announce an initiative to create an interoperable mobile payment platform to accelerate customer and merchant adoption of mobile transactions. The companies are planning to launch the open platform toward the end of the year, with an initial roll out in Germany and the UK. Vodafone and T-Mobile hope that other operators will join them in launching the payment platform.

The payment scheme will deliver a secure and easy-to-use payment solution for the purchase of goods and services via a mobile device. Wireless customers simply store their personal details and preferred payment options in a virtual wallet, and then choose which payment instrument they wish to use when making payments via their mobile phone, similar to undertaking a transaction from a conventional wallet.

Multiple payment options will be available including traditional credit and debit cards, making transactions possible with any participating merchant of the scheme. It is also possible, as part of this scheme, that smaller purchases will be billed direct either to the customer's bill, by pre-paid top-up card or using other micro payment mechanisms. The aim of the scheme is to provide an end-to-end experience that is convenient, secure, user-friendly and trustworthy.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said "An open, interoperable platform for mobile payments will be a significant enabler of m-commerce, enhancing the array of content, services and commerce options available to customers. Our goal is to bring additional value to customers by turning their mobile phones into convenient wallets. We believe mobile customers should be able to use their devices as a payment tool, much as they use their credit or debit cards or cash today."

"There is a strong need for industry synergies to drive the usage of mobile data services," said Nikesh Arora, Executive Board Member, New Business, T-Mobile and CEO, T-Motion. "We see a global vision to make the mobile device multifunctional, a phone "too" approach –consumers using their devices for phonecalls, as a games console, a messaging terminal or a virtual wallet. We aim to offer a seamless end-to-end solution for consumers and enterprises and integrating commerce into that solution is a key milestone."

Encorus Technologies, owned by eONE Global, is working with the operators on this initiative by combining its *PaymentWorks*™ software with the payments expertise of First Data Corp, the world's largest payment processor (NYSE: FDC) and eONE Global's largest investor.

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About Vodafone
Vodafone is the world's largest mobile operator with over 100m proportionate customers worldwide operating in 28 countries across 5 continents.

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

About T-Mobile

Since early 2000, the majority global mobile communication activities of the Deutsche Telekom Group have been coordinated under the roof of T-Mobile International AG, one of the world's largest GSM telecommunications providers. The acquisition of the U.S. mobile communication providers VoiceStream and Powertel, represents a key milestone in the company's internationalization strategy. With six UMTS licenses T-Mobile will continue to establish its footprint and gain competitive advantage through its commitment to mobile data. T-Mobile focuses on two core product areas for mobile data services – T-Mobile online, focusing on consumer services, and Mobile Business Solutions, a business to business product unit delivering wireless office applications to the corporate user.

For more information:

T-Mobile
Elaine Devereux / Jennifer King
Tel: +44 (0) 20 8762 5000
pressoffice@t-motion.net

About eONE Global

eONE Global LP (www.eoneglobal.com) identifies, develops, and operates emerging payment systems spanning the business, government and mobile markets. Its operating companies include: govONE Solutions, LP (www.govONEsolutions.com), which enables businesses and consumers to calculate taxes and make payments to government and businesses electronically; Taxware (www.taxware.com) a division of govONE Solutions, is a leading developer of worldwide commercial tax compliance systems; Encorus Technologies (www.encorus.com) which is focused on building a flexible and open infrastructure and developing efficient payment processing services to drive the acceptance and usage of mobile payments worldwide; and SurePay, LP (www.surepay.com), which creates electronic business payment solutions to complete the financial supply chain for enterprises. eONE Global is owned by global payment services leader First Data Corp. (NYSE: FDC) (www.firstdata.com) and iFormation Group, (www.iformationgroup.com) a company founded by The Boston Consulting Group, General Atlantic Partners, LLC and The Goldman Sachs Group

For more information:
eONE Global
Caroline Hoke
Tel: 1 770.857.7178

Encorus
Lillian Tsai
+49 711-22061-343

news release vodafone

2002/024
14 March 2002

VODAFONE REVS UP THIS SEASON WITH GRAND PRIX ON THE FONE!

Devoted Formula One fans can get the 2002 season off to a flyer with Vodafone UK's new**Grand Prix on the Fone** service.

No longer will the dedicated petrol-heads need to be glued to their television or radio to know how their favourite teams or drivers are coping with the challenges of tracks from Malaysia to Monaco. Instead, a series of text message alerts will ensure that the F1 aficionado is always on the pace.

To get their mobile phone fuelled up to receive information about their favourite teams and drivers, Vodafone customers just need to dial **17442** from their mobile and follow the prompts to choose from the four available packages.

For the complete die-hards, there's the Premium Top Six Package, which gives:

- The top six positions in practice on Friday
- The top six grid positions at the end of qualifying on Saturday
- A race start and false start updated after lap one
- The first six positions half way through the race
- The final race result
- The constructors and drivers points table after the race
- Up to five alerts per race on any major news (e.g. crashes etc.)

For those customers, who follow a specific team or driver, there is also the Premium team package, which gives the same alerts as the Top Six package, but just for your team, even if they are not in the Top Six.

If this is all too much, though, there's also a Basic Top Six and Basic Team package, giving three alerts per race. (The grid on Saturday, halfway through the race on Sunday and the final result).

"This is an exciting service for all Grand Prix fans," says Gavin Darby, Chief Operating Officer of Vodafone UK. "This new service complements our recently launched sponsorship of Ferrari F1. It is not just for the Tifolsi, however, but for fans of all the other teams as well.

"Grand Prix on the Fone is the latest in a line of services based on our involvement in sport. We already have manUmobile for Manchester United fans and last year we introduced a tipping

Calls to 17442 cost 12p inc VAT while each text message alert that is received costs 24pinc VAT. Whether you follow Michael, Eddie or Jenson, make sure you are up to datewith all the Formula One news, delivered direct to your handset.

-ends-

For further information contact:
Funke Madariola or Julien Cozens
At the Vodafone Press Office
Telephone: 07000 500 100 or
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

The teams to choose from and their related fast track option codes are:

Team	Fast Track Code
Arrows	01
British American Racing	02
Ferrari	03
Jaguar	04
Jordan	05
McLaren	06
Minardi	07
Renault	09
Sauber	10
Toyota	11
Williams	12

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:21 hrs
12 March 2002

RTF No: 8281S
12 March 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 11 March 2002 Sir Alec Broers, a non-executive director of the Company, purchased 14,000 ordinary shares of US$0.10 each in the Company at the price of 146.5p per share. Sir Alec now has an interest in 19,024 ordinary shares in the capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:09 hrs
13 March 2002

RTF No: 9075S

13 March 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 March 2002 by Mourant ECS Trustees Limited that on 12 March 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 137p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	970
Sir Christopher Gent	876
Mr J M Horn-Smith	970
Mr K J Hydon	970

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 22, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary